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                                July 8, 2021

       K. Charles Janac
       Chief Executive Officer
       Arteris, Inc.
       595 Millich Dr. Suite 200
       Campbell, CA 95008

                                                        Re: Arteris, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 11,
2021
                                                            CIK 0001667011

       Dear Mr. Janac:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed June 11, 2021

       Summary, page 1

   1. We note your disclosure on page 62 that in recent periods you have structured certain agreements with
customers that include substantial up front licensing payments. Please reflect this
information in your summary.
   2. We note your disclosure that in 2020 you incurred a net loss of $3.3 million. Please disclose, if true, that
you expect to incur further losses in the short term. In that regard, we note your disclosure
on page 70.
       We will lose sales if we are unable to obtain government authorization to export certain of our products, page 38
 K. Charles Janac
FirstName
Arteris, Inc.LastNameK. Charles Janac
Comapany
July 8, 2021NameArteris, Inc.
July 8,2 2021 Page 2
Page
FirstName LastName

3. Please elaborate on the potential consequences related to your business transactions with
         Bada and HiSilicon. Please also disclose the remedial measures that you have adopted.
Our Post-IPO Certificate of Incorporation provides that the Court of Chancery of the State of
Delaware, page 47

4. Please ensure that your disclosure regarding the scope of your exclusive forum provisions is consistent with your disclosures on page 120.
Unaudited Pro Forma Combined Financial Information For Magillem, page 57

5.       We note that the unaudited pro forma combined statement of income
(loss) for the year
         ended December 31, 2020, is derived from the historical consolidated statement of income
         (loss) of the Company for the year ended December 31, 2020 and the historical statement of operations of Magillem for the period of January 1, 2020 through November 30, 2020, and gives effect to the Acquisition as if it had occurred on January 1, 2020. We further note you have included audited financial statements for Magillem for the year ended June
         30, 2020 in this S-1 filing. Please revise your pro forma disclosure to clarify that
         Magillem's fiscal year end is June 30 and explain how your presentation complies with 11-02(c)(3) of Regulation S-X.
6. Regarding Footnote 3(a) on page 59, please revise your filing to provide a more comprehensive explanation of how the adjustment was calculated.
7. In reference to Footnote 3(c) on page 60, please explain why your adjustment appears to be adding additional transaction costs in the pro forma income statement rather than removing the incremental non-recurring transaction costs related to the acquisition which are reflected in the historical income statement.
Non-U.S. GAAP Financial Measures, page 66

8. We note your reconciliation of Net Income and EPS on page 67. Please revise the lines
         "Non-U.S. net income (loss)" and "Non-U.S. EPS" to specifically identify these items as
         Non-GAAP net income and Non-GAAP EPS.
Report of Independent Registered Public Accounting Firm, page F-2

9. We note Arteris was formed in 2004 and the current auditor was engaged in 2020. Please confirm that Arteris did not change auditors during its two most recent fiscal years or subsequent interim period; alternatively, please provide the disclosures required by Item
         304 of Regulation S-K, including a letter from the former auditors, filed as an exhibit to the registration statement.
Arteris Inc. and Subsidiaries - Notes to the Consolidated Financial Statements
8. Acquisition, page F-22
 K. Charles Janac
Arteris, Inc.
July 8, 2021
Page 3
10. Please disclose the amounts of revenue and earnings of Magillem since the acquisition date included in the consolidated income statement for the December 31, 2020 reporting period. Refer to ASC Topic 805-10-50-2h1.
General

11. We note that you intend to provide current financial information in a future amendment.
         Please be advised that we will need sufficient time to review this information and may have additional comments when this information is provided.
       You may contact Mindy Hooker at 202-551-3732 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameK. Charles Janac                           Sincerely,
Comapany NameArteris, Inc.
                                                             Division of
Corporation Finance
July 8, 2021 Page 3                                          Office of
Manufacturing
FirstName LastName